Deutsche Bank

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Brigitte.volz@db.com
B. Volz

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commision
Attn: Mr J. Madison Barker, Esq.

USA - Washington , D.C. 20549

29.05.2002
C:\Daten\Inland\Deutsche Bank\DEUTBANK\DIVIDEND\2001\SEC .doc

02034621

Trading of Deutsche Bank Common Stock - Bearer - in the U.S.A.
- File Number 82-334 -
Our Bank's Dividend Payment for 2001

SUPPL

Dear Sir:

Reverting to our previous correspondence with respect to the above we are pleased to send you three copies each of our bank's Dividend-Announcement for 2001.

- in German language, published in the Bundesanzeiger (German Federal Gazette)

- in English language, published in the Financial Times.

Kind regards,

Deutsche Bank AG

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

(Peuser) (Volz)

Encl.

Bundesanzeiger dd. May 23, 2002

[21 029]

Deutsche Bank

Aktiengesellschaft

Frankfurt am Main

— Wertpapier-Kenn-Nummer 514 000 —

Dividendenbekanntmachung

Die ordentliche Hauptversammlung vom 22. Mai 2002 hat beschlossen, den Bilanzgewinn des Geschäftsjahres 2001 in Höhe von 808 038 979,80 EUR zur Ausschüttung

einer Dividende von 1,30 EUR je Stückaktie

auf die 615 612 246 dividendenberechtigten Stückaktien zu verwenden. Der Restbetrag von 7 743 060,00 EUR wurde als Gewinn auf neue Rechnung vorgetragen.

Die Dividende wird vom 23. Mai 2002 an unter Abzug von 20% Kapitalertragsteuer sowie 5,5% Solidaritätszuschlag auf die Kapitalertragsteuer (Gesamtabzug 21,1%) über die Clearstream Banking AG durch die depotführenden Kreditinstitute ausgezahlt.

Zahlstellen in der Bundesrepublik Deutschland sind:

Sämtliche Niederlassungen der

Deutsche Bank AG, Frankfurt am Main,

Deutsche Bank Lübeck AG
vormals Handelsbank, Lübeck

Deutsche Bank Saar AG, Saarbrücken

Diese Dividende unterliegt bei den in Deutschland steuerpflichtigen Aktionären erstmalig dem durch das „Gesetz zur Senkung der Steuersätze und zur Reform der Unternehmensbesteuerung" vom 23. Oktober 2000 eingeführten sog. Halbeinkünfteverfahren. Die in den Vorjahren erteilte Körperschaftsteuergutschrift entfällt.

Den unbeschränkt steuerpflichtigen Aktionären, die ihrer Depotbank eine Nichtveranlagungs-Bescheinigung ihres Wohnsitzfinanzamts vorgelegt haben, wird die Dividende ohne Abzug von Kapitalertragsteuer und Solidaritätszuschlag gutgeschrieben. Das gleiche gilt für Aktionäre, die ihrer Depotbank einen Freistellungsauftrag eingereicht haben, soweit das in diesem Auftrag angegebene Freistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

Frankfurt am Main, den 23. Mai 2002

Der Vorstand

Bundesanzeiger dd. May 23, 2002

[21 029]

Deutsche Bank

Aktiengesellschaft

Frankfurt am Main

— Wertpapier-Kenn-Nummer 514 000 —

Dividendenbekanntmachung

Die ordentliche Hauptversammlung vom 22. Mai 2002 hat beschlossen, den Bilanzgewinn des Geschäftsjahres 2001 in Höhe von 808 038 979,80 EUR zur Ausschüttung

einer Dividende von 1,30 EUR je Stückaktie

auf die 615 612 246 dividendenberechtigten Stückaktien zu verwenden. Der Restbetrag von 7 743 060,00 EUR wurde als Gewinn auf neue Rechnung vorgetragen.

Die Dividende wird vom 23. Mai 2002 an unter Abzug von 20% Kapitalertragsteuer sowie 5,5% Solidaritätszuschlag auf die Kapitalertragsteuer (Gesamtabzug 21,1%) über die Clearstream Banking AG durch die depotführenden Kreditinstitute ausgezahlt.

Zahlstellen in der Bundesrepublik Deutschland sind:

Sämtliche Niederlassungen der

Deutsche Bank AG, Frankfurt am Main,

Deutsche Bank Lübeck AG
vormals Handelsbank, Lübeck

Deutsche Bank Saar AG, Saarbrücken

Diese Dividende unterliegt bei den in Deutschland steuerpflichtigen Aktionären erstmalig dem durch das „Gesetz zur Senkung der Steuersätze und zur Reform der Unternehmensbesteuerung" vom 23. Oktober 2000 eingeführten sog. Halbeinkünfteverfahren. Die in den Vorjahren erteilte Körperschaftsteuergutschrift entfällt.

Den unbeschränkt steuerpflichtigen Aktionären, die ihrer Depotbank eine Nichtveranlagungs-Bescheinigung ihres Wohnsitzfinanzamts vorgelegt haben, wird die Dividende ohne Abzug von Kapitalertragsteuer und Solidaritätszuschlag gutgeschrieben. Das gleiche gilt für Aktionäre, die ihrer Depotbank einen Freistellungsauftrag eingereicht haben, soweit das in diesem Auftrag angegebene Freistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

Frankfurt am Main, den 23. Mai 2002

Der Vorstand

Bundesanzeiger dd. May 23, 2002

[21 029]

Deutsche Bank

Aktiengesellschaft

Frankfurt am Main

— **Wertpapier-Kenn-Nummer 514 000** —

Dividendenbekanntmachung

Die ordentliche Hauptversammlung vom 22. Mai 2002 hat beschlossen, den Bilanzgewinn des Geschäftsjahres 2001 in Höhe von 808 038 979,80 EUR zur Ausschüttung

einer Dividende von 1,30 EUR je Stückaktie

auf die 615 612 246 dividendenberechtigten Stückaktien zu verwenden. Der Restbetrag von 7 743 060,00 EUR wurde als Gewinn auf neue Rechnung vorgetragen.

Die Dividende wird vom 23. Mai 2002 an unter Abzug von 20% Kapitalertragsteuer sowie 5,5% Solidaritätszuschlag auf die Kapitalertragsteuer (Gesamtabzug 21,1%) über die Clearstream Banking AG durch die depotführenden Kreditinstitute ausgezahlt.

Zahlstellen in der Bundesrepublik Deutschland sind:

Sämtliche Niederlassungen der

Deutsche Bank AG, Frankfurt am Main,

Deutsche Bank Lübeck AG
vormals Handelsbank, Lübeck

Deutsche Bank Saar AG, Saarbrücken

Diese Dividende unterliegt bei den in Deutschland steuerpflichtigen Aktionären erstmalig dem durch das „Gesetz zur Senkung der Steuersätze und zur Reform der Unternehmensbesteuerung" vom 23. Oktober 2000 eingeführten sog. Halbeinkünfteverfahren. Die in den Vorjahren erteilte Körperschaftsteuergutschrift entfällt.

Den unbeschränkt steuerpflichtigen Aktionären, die ihrer Depotbank eine Nichtveranlagungs-Bescheinigung ihres Wohnsitzfinanzamts vorgelegt haben, wird die Dividende ohne Abzug von Kapitalertragsteuer und Solidaritätszuschlag gutgeschrieben. Das gleiche gilt für Aktionäre, die ihrer Depotbank einen Freistellungsauftrag eingereicht haben, soweit das in diesem Auftrag angegebene Freistellungsvolumen nicht durch andere Erträge aus Kapitalvermögen bereits aufgebraucht ist.

Frankfurt am Main, den 23. Mai 2002

Der Vorstand

Financial Times dd. May 23, 2002

Deutsche Bank

Aktiengesellschaft
Frankfurt am Main

Notification of Dividend

The Ordinary General Meeting on May 22, 2002 resolved that the distributable profit of € 808,038,979.80 for the 2001 financial year be appropriated to distribute a dividend of € 1.30 per no par value share on the 615,612,246 no par value shares entitled to a dividend. The remaining sum of € 7,743,060.00 was carried forward as retained profits.

The dividend will be paid by the account-keeping banks via Clearstream Banking AG as from May 23, 2002, less 20% withholding tax and 5.5% solidarity surcharge on the withholding tax (total deduction: 21.1%).

In accordance with the British-German Double Taxation Convention, the German withholding tax is reduced from 21.1% to 15% for shareholders resident in the United Kingdom. To claim this, shareholders must submit an application for refund by December 31, 2006 at the latest, using an official form. The application should be addressed to the Bundesamt fuer Finanzen, Friedhofstrasse 1, D-53225 Bonn.

The dividend payment in the United Kingdom is made in pounds sterling, converted at the prevailing EUR/GBP market rate.

Frankfurt am Main, May 2002

The Board of Managing Directors

FT 23.05.02

Financial Times dd. May 23, 2002

Deutsche Bank

Aktiengesellschaft
Frankfurt am Main

Notification of Dividend

The Ordinary General Meeting on May 22, 2002 resolved that the distributable profit of € 808,038,979.80 for the 2001 financial year be appropriated to distribute a dividend of € 1.30 per no par value share on the 615,612,246 no par value shares entitled to a dividend. The remaining sum of € 7,743,060.00 was carried forward as retained profits.

The dividend will be paid by the account-keeping banks via Clearstream Banking AG as from May 23, 2002, less 20% withholding tax and 5.5% solidarity surcharge on the withholding tax (total deduction: 21.1%).

In accordance with the British-German Double Taxation Convention, the German withholding tax is reduced from 21.1% to 15% for shareholders resident in the United Kingdom. To claim this, shareholders must submit an application for refund by December 31, 2006 at the latest, using an official form. The application should be addressed to the Bundesamt fuer Finanzen, Friedhofstrasse 1, D-53225 Bonn.

The dividend payment in the United Kingdom is made in pounds sterling, converted at the prevailing EUR/GBP market rate.

Frankfurt am Main, May 2002

The Board of Managing Directors

FT 23.05.02

Financial Times dd. May 23, 2002

Deutsche Bank

Aktiengesellschaft
Frankfurt am Main

Notification of Dividend

The Ordinary General Meeting on May 22, 2002 resolved that the distributable profit of € 808,038,979.80 for the 2001 financial year be appropriated to distribute a dividend of € 1.30 per no par value share on the 615,612,246 no par value shares entitled to a dividend. The remaining sum of € 7,743,060.00 was carried forward as retained profits.

The dividend will be paid by the account-keeping banks via Clearstream Banking AG as from May 23, 2002, less 20% withholding tax and 5.5% solidarity surcharge on the withholding tax (total deduction: 21.1%).

In accordance with the British-German Double Taxation Convention, the German withholding tax is reduced from 21.1% to 15% for shareholders resident in the United Kingdom. To claim this, shareholders must submit an application for refund by December 31, 2006 at the latest, using an official form. The application should be addressed to the Bundesamt fuer Finanzen, Friedhofstrasse 1, D-53225 Bonn.

The dividend payment in the United Kingdom is made in pounds sterling, converted at the prevailing EUR/GBP market rate.

Frankfurt am Main, May 2002

The Board of Managing Directors

FT 23.05.02